

10028032

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2009   AND ENDING   December 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spectrum Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
                                              (No. and Street)
Stamford, Connecticut 06905

(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean M. Orlando   203-322-0189
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

MAR 01 2010

                        (Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

Washington, DC
110

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
          X Certified Public Accountant
          ☐Public Accountant
          ☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)   Potential persons who are to respond to the collection of information contained
                             in this form are not required to respond unless the form displays
                             a currently valid OMB control number.

1001-1119795

Oath or Affirmation

I, Jean Orlando, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Spectrum Asset Management, Inc. as of December 31, 2009, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jean Orlando
Financial and Operations Principal

Notary Public

This report contains:

NANCY K. DRAY
Notary Public
My Commission Expires November 30, 2013

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Spectrum Asset Management, Inc.

Financial Statements and
Supplemental Information

Years Ended December 31, 2009 and 2008

Contents

 **ERNST & YOUNG**

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Spectrum Asset Management, Inc.

We have audited the accompanying statements of financial condition of Spectrum Asset Management, Inc. (the Company), wholly owned by Principal Global Investors, LLC, which is an indirectly wholly owned subsidiary of Principal Financial Group, Inc., as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spectrum Asset Management, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2010

Ernst & Young LLP

Spectrum Asset Management, Inc.

Statements of Financial Condition

| | December 31 | |
	2009	2008
Assets		
Cash and cash equivalents	$ 6,550,983	$ 6,409,629
Management fees and commissions receivable:		
Affiliated	743,653	669,656
Non-affiliated	2,399,743	1,867,497
Fixed assets, net	497,882	617,901
Deferred income taxes	81,708	26,471
Income taxes receivable from affiliate	–	8,556
Other assets	4,900	–
Total assets	$ 10,278,869	$ 9,599,710
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$ 38,318	$ 61,192
Accrued compensation	2,634,165	1,521,611
Income taxes payable to affiliates	202,481	–
Due to affiliates	2,959,926	786,692
	5,834,890	2,369,495
Stockholder's equity:		
Common stock, no par value – 100,000 shares		
authorized, issued and outstanding	663,500	663,500
Additional paid-in capital	1,656,250	1,750,000
Retained earnings	2,124,229	4,816,715
Total stockholders' equity	4,443,979	7,230,215
Total liabilities and stockholder's equity	$ 10,278,869	$ 9,599,710

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Operations

	Year Ended December 31	
	2009	2008
Revenues:		
Management fees	$ 21,075,028	$ 24,742,876
Commissions	2,037,469	3,587,515
Interest income	36,391	239,146
Total revenues	23,148,888	28,569,537
Expenses:		
Compensation and related expense	10,757,139	11,591,478
Other operating expenses	9,644,975	9,587,032
Total expenses	20,402,114	21,178,510
Income before income tax expense	2,746,774	7,391,027
Income tax expense	856,097	2,483,707
Net income	$ 1,890,677	$ 4,907,320

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2008	$ 663,500	$ 1,750,000	$ 9,356,034	$ 11,769,534
Net income	–	–	4,907,320	4,907,320
Dividend to parent	–	–	(9,446,639)	(9,446,639)
Balance at December 31, 2008	663,500	1,750,000	4,816,715	7,230,215
Net income	–	–	1,890,677	1,890,677
Return of capital	–	(93,750)	–	(93,750)
Dividend to parent	–	–	(4,583,163)	(4,583,163)
Balance at December 31, 2009	$ 663,500	$ 1,656,250	$ 2,124,229	$ 4,443,979

See accompanying notes.

Spectrum Asset Management, Inc.

Statements of Cash Flows

| | Year Ended December 31 | |
	2009	2008
Operating activities		
Net income	$ 1,890,677	$ 4,907,320
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	123,411	111,023
Deferred income taxes	(55,237)	37,376
Changes in assets and liabilities:		
Management fees and commissions receivable	(606,243)	1,872,153
Other assets	(4,900)	352,381
Accounts payable	(22,874)	36,316
Accrued compensation	1,112,554	1,325,878
Due to affiliates	2,173,234	(387,631)
Income taxes receivable from/payable to affiliate	211,037	(2,398,529)
Net cash provided by operating activities	4,821,659	5,856,287
Investing activities		
Purchases of fixed assets	(3,392)	(26,340)
Sales of investments	–	2,962,873
Net cash (used in) provided by investing activities	(3,392)	2,936,533
Financing activities		
Dividend paid to Principal Global Investors, LLC	(4,583,163)	(9,446,639)
Return of capital to Principal Global Investors, LLC	(93,750)	–
Net cash used in financing activities	(4,676,913)	(9,446,639)
Net increase (decrease) in cash and cash equivalents	141,354	(653,819)
Cash and cash equivalents at beginning of year	6,409,629	7,063,448
Cash and cash equivalents at end of year	$ 6,550,983	$ 6,409,629
Income taxes paid	$ 700,297	$ 4,844,860

See accompanying notes.

Spectrum Asset Management, Inc.

Notes to Financial Statements

December 31, 2009

1. Organization

Organization and Nature of Business

Spectrum Asset Management, Inc. (the Company) is a registered investment advisor, broker-dealer, and commodity-introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), providing investment management and security investment brokerage for institutional clients. The Company is also a manager of domestic investment portfolios for corporate, government, and mutual fund clients. The Company primarily specializes in the management of fixed-rate preferred stocks and cash. To minimize principal fluctuations, the Company uses its proprietary hedging strategy to establish a cross-hedge with U.S. Treasury futures. The derivative instruments are entered into by the Company's clients and are not reported in the financial statements of the Company. The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp.

The Company is a wholly owned subsidiary of Principal Global Investors, LLC (Principal Global). Principal Global is an indirectly wholly owned subsidiary of Principal Financial Group, Inc. (PFG).

The Company has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued.

2. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued authoritative guidance for using fair value to measure assets and liabilities, which applies whenever other standards require or permit assets or liabilities to be measured at fair value, but does not expand the use of fair value measurement. This guidance establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, and requires fair value measurements to be separately disclosed by level within the hierarchy. In February 2008, the FASB deferred the effective date of this guidance for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value on a nonrecurring basis. In February 2008, the FASB issued authoritative guidance excluding instruments covered by lease accounting and its related interpretive guidance from the scope of its fair value measurement guidance. In October 2008, the FASB issued authoritative guidance that clarifies the application of its fair value measurement guidance in an inactive market and provides an illustrative example to demonstrate how the fair value of a financial asset is

2. Recent Accounting Pronouncements (continued)

determined when the market for that financial assets is inactive. The Company's adoption of the FASB's fair value measurement guidance on January 1, 2008, for assets and liabilities measured at fair value on a recurring basis and financial assets and liabilities measured at fair value on a nonrecurring basis did not have a material impact on the Company's financial statements. The only assets or liabilities of the Company measured at fair value are the Company's money market funds, which are cash equivalents.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Fixed Assets

Fixed assets are comprised of furniture and equipment and leasehold improvements. Furniture and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives, which range from three to ten years. Additions and major renewals are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease.

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The majority of the Company's revenues are derived from fees for investment management services provided to institutional and other clients. During 2009, 40% of the Company's revenues were derived from two unaffiliated customers. During 2008, 46% of the Company's revenues were derived from two unaffiliated customers. Investment management fees are generally a function of the overall fee rate charged to each account and the level of assets under management by the Company. Assets under management can be affected by the addition of new client accounts or client contributions to existing accounts, withdrawals of assets from or terminations of client accounts, and investment performance, which may depend on general market conditions. Investment management fees and brokerage commissions are accrued over the period in which services are performed.

4. Fixed Assets

| | December 31 | |
	2009	2008
Fixed assets consisted of the following:		
Furniture and equipment and leasehold improvements	$ 1,044,508	$ 1,081,802
Less accumulated depreciation and amortization	(546,626)	(463,901)
	$ 497,882	$ 617,901

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

5. Leases

As of December 31, 2009, future minimum rentals under operating leases for office space and certain equipment that have initial or non-cancelable lease terms in excess of one year are as follows:

2010	$ 250,332
2011	260,637
2012	258,704
2013	255,910
2014	168,533
Thereafter	–
	$ 1,194,116

Rent expense for 2009 and 2008 totaled $304,574 and $291,411, respectively.

6. Income Taxes

The Company is taxed at corporate rates on taxable income based on existing tax laws. The Company's taxable income or loss is included in the consolidated income tax return filed by PFG. PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss.

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $112,352 and $58,260 and deferred income tax liabilities of $30,644 and $31,789 at December 31, 2009 and 2008, respectively.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

6. Income Taxes (continued)

The Company's income tax expense (benefit) is as follows:

| | Year Ended December 31 | |
	2009	2008
Current	$ 911,334	$ 2,446,331
Deferred	(55,237)	37,376
	$ 856,097	$ 2,483,707

Income tax expense for 2009 and 2008 differs from the expected income tax expense computed by applying the statutory federal income tax rates to income before income tax expense primarily due to amortization of goodwill recorded for income tax purposes.

7. Related-Party Transactions

The Company provides investment and advisory services to funds managed by affiliates with fees totaling $7,173,668 and $7,913,854 in 2009 and 2008, respectively.

The Company reimburses Principal Global for employees' services and certain other operating costs, which are provided or initially paid by Principal Global and totaled $13,672,132 and $13,661,124 in 2009 and 2008, respectively.

PFG elected to adopt the fair value method of accounting for stock-based compensation and has allocated stock-based compensation expenses to each of its subsidiaries, with the allocation aggregating $4,207,734 and $4,414,225 to the Company in 2009 and 2008, respectively.

Spectrum Asset Management, Inc.

Notes to Financial Statements (continued)

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2009, the Company had defined net capital of $1,935,192 which was $1,546,200 in excess of its required minimum net capital of $388,992. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 3.02 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(ii).

Supplemental Information

1001-1119795

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA

December 31, 2009

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 4,443,979
2. Deduct ownership equity not allowable for net capital		—
3. Total ownership equity qualified for net capital		4,443,979
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		4,443,979
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 2,436,278	
B. Secured demand note deficiency	—	
C. Commodity futures contracts and spot commodities – proprietary capital charges	—	
D. Other deductions and/or charges	—	2,436,278
7. Other additions and/or allowable credits		—
8. Net capital before haircuts on securities positions		2,007,701
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue concentration		—
E. Other	72,509	72,509
10. Net capital		$ 1,935,192

Spectrum Asset Management, Inc.

Computation of Net Capital – Part IIA (continued)

Computation Basic of Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 388,992
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		45,000
13. Net capital requirement (greater of line 11 or 12)		388,992
14. Excess net capital (line 10 less 13)		1,546,200
15. Excess net capital at 1000% (line 10 less 10% of line 19)		1,351,703

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from statement of financial condition		5,834,890
17. Add:		
A. Drafts for immediate credit	–	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		5,834,890
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		302%
21. Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)		–

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities that were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Spectrum Asset Management, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2009

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

22. If an exemption from Rule 15c3-3 is claimed, identify below
the section upon which such exemption is based (check one
only):
   A. (k)(1) – Limited business (mutual funds and/or
       variable annuities only)   _____
   B. (k)(2)(i) – "Special Account for the Exclusive
       Benefit of Customers" maintained   _____
   C. (k)(2)(ii) – All customer transactions cleared through
       another broker-dealer on a fully disclosed basis. Name of
       clearing firm: JP Morgan Clearing Corp.   ___ X ___
   D. (k)(3) – Exempted by order of the Commission   _____

Spectrum Asset Management, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2009

Differences between the computation of net capital included in this audited report and the corresponding schedule included in the Company's initial unaudited December 31, 2009, Focus Report filed on January 15, 2009, were as follows:

Net capital per December 31, 2009, Focus Report filed		
January 15, 2010	$	1,717,454
Adjustment related to taxes payable		217,738
Net capital included in this report	$	1,935,192
Total aggregate indebtedness per December 31, 2009,		
Focus Report filed January 15, 2010	$	6,052,628
Adjustment related to taxes payable		(217,738)
Total aggregate indebtedness included in this report	$	5,834,890



≡IJ ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Spectrum Asset Management, Inc.

In planning and performing our audit of the financial statements of Spectrum Asset Management, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

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practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2010

Ernst & Young LLP

Ernst & Young LLP

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Spectrum Asset Management, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP





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Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

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Fax: +1 515 362 7200
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

SEC Mail Processing
Section

To the Board of Directors and Management
of Spectrum Asset Management, Inc.

MAR 01 2010

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Spectrum Asset Management, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Spectrum Asset Management, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Spectrum Asset Management, Inc.'s management is responsible for Spectrum Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including the bank statement.

   There were no findings.

2. Compared the amounts reported on X-17A-5 with the amounts reported in Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the quarterly income statements.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

A member firm of Ernst & Young Global Limited

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Spectrum Asset Management, Inc.
Years Ended December 31, 2009 and 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm